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                              June 17, 2024

       Mirta Negrini
       Chief Financial Officer
       Dolphin Entertainment, Inc.
       150 Alhambra Circle, Suite 1200
       Coral Gables, FL 33134

                                                        Re: Dolphin
Entertainment, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-38331

       Dear Mirta Negrini:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Consolidated Statements of Cash Flows, page F-6

   1. Please tell us how you determined the payment of interest to related party represents a cash outflow for
financing activities, as opposed to operating activities. Refer to ASC 230-
                                                        10-45-17(d).
       General

   2. Please tell us how you met the requirements for not furnishing your May 14, 2024 earnings release titled
"Dolphin Entertainment Q1 2024 Revenue Increases 54% Year
                                                        over Year to a Record
$15.2 Million, and Reports Positive Adjusted Operating Income of
                                                        $1.0 Million Compared
to an Adjusted Operating Loss of $1.9 Million in Q1 2023" in an
                                                        Item 2.02 Form 8-K. For
example, the earnings information provided in this earnings
                                                        release does not appear
to have been previously disclosed in a Form 10-K, Form 10-Q or
                                                        Item 2.02 Form 8-K.

   3. In your earnings release dated May 14, 2024, you discuss the changes in Adjusted
                                                        Operating Income, a
non-GAAP measure, without a discussion of the changes in its most
 Mirta Negrini
Dolphin Entertainment, Inc.
June 17, 2024
Page 2
         directly comparable GAAP measure. Please tell us how you considered the guidance in Rule 100(a) of Regulation G and Question 102.10(a) of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have any questions.



FirstName LastNameMirta Negrini                            Sincerely,
Comapany NameDolphin Entertainment, Inc.
                                                           Division of
Corporation Finance
June 17, 2024 Page 2                                       Office of Trade &
Services
FirstName LastName